                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF AUGUST 2003

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: NEW BOARD OF DIRECTORS IN OFFICE

PRE-MERGER CORPORATE OFFICES CONFIRMED

MARCO TRONCHETTI PROVERA CHAIRMAN

GILBERTO BENETTON VICE-CHAIRMAN

CARLO BUORA AND RICCARDO RUGGIERO

CHIEF EXECUTIVE OFFICERS

INTRODUCED NEW SELF-REGULATORY CODE OF CONDUCT

AND ENTIRE SYSTEM OF CORPORATE GOVERNANCE OF TELECOM ITALIA PRE-MERGER

Milan, 4 August 2003 – The Board of Directors of Telecom Italia S.p.A., name adopted by Olivetti S.p.A. (Absorbing Company) following the merger by incorporation of Telecom Italia S.p.A. (Absorbed Company), met for the first time today in Milan.

The new Directors, appointed by the Shareholders’ Meeting of the Absorbing Company on May 26, 2003 and who will remain in office as of today, date of effectiveness of the merger, up until the approval of the 2003 financial statements, are the same Directors of the Absorbed Company, with the exception of Giovanni Consorte who replaces Roberto Ulissi, member of the Board of Directors appointed at the time on the basis of the so-called Golden Share which for this specific aspect ceases to exist.

The Board of Directors, confirming the appointments already made in the “old “ Telecom Italia (Absorbed Company), appointed Marco Tronchetti Provera, Chairman, Gilberto Benetton Vice-Chairman, Carlo Buora and Riccardo Ruggiero Chief Executive Officers and the same Riccardo Ruggiero and Giuseppe Sala General Managers of the Company.

The Board of Directors has set up a Renumeration Committee consisting of non-executive Directors, the majority of which are independent (the Directors Fausti, Colombo and Saviotti) and a Committee for Internal Audit and for Corporate Governance, consisting only of non-executive and independent Directors (the Directors Ferrarini, Fausti and Irti).

The Board of Directors also introduced a new Self-Regulatory Code of Conduct whilst it will continue to use the entire system of corporate governance, the most modern within Italy and amongst the most advanced in Europe which the previous “old” Telecom Italia S.p.A. (Absorbed Company) had already adopted before the merger: Code of Ethics, Code of Conduct for Insider Dealing, Principles of Conduct as regards operations with correlated parties, Procedure for Compliance with the requirements of the obligations as per art. 150.1 of the Testo Unico Finanza, Procedure for the release to the market of price sensitive information, Organizational Model in compliance with Legislative Decree no. 231/2001.

The new Self-Regulatory Code of Conduct adopted today replaces the previous Code adopted by the “old” Telecom Italia and takes into account rules regarding Corporate Governance based on its specific corporate reality which the Company has taken up, in compliance with  the best international corporate practice.

The documents regarding the corporate governance instruments utilized and implemented by the Board of Directors can be viewed on the internet web site www.telecomitalia.it. The Six-Monthly Report as at June 30, 2003 to be examined by the Board of Directors of September 2, 2003 will contain a full and complete description of the corporate governance system of the “new” Telecom Italia S.p.A..

Telecom Italia

Communication & Media Relations

Corporate Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      August 4th, 2003

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager